Filed Pursuant to Rule 433

Registration Statement No. 333-159131

Dated March 9, 2012

Great Plains Energy Incorporated Announces Dates for Remarketing of its Notes

KANSAS CITY, Mo., March 9, 2012 (BUSINESS WIRE) – Great Plains Energy Incorporated (NYSE: GXP) today announced that on March 19, 2012 and, if necessary, on the following two business days (together, the “Early Remarketing Period”), it expects to conduct a remarketing of its 10.00% Subordinated Notes due 2042 (the “Notes”) (CUSIP No. 391164 AC4), which are currently outstanding in the aggregate principal amount of $287,500,000. The Notes were originally issued as part of its Corporate Units (NYSE: GXPPRF) (CUSIP No. 391164 803) on May 18, 2009 (the “Corporate Units”) pursuant to a Purchase Contract and Pledge Agreement, dated as of May 18, 2009 (the “Purchase Contract and Pledge Agreement”).

If the remarketing is successful during the Early Remarketing Period, the interest rate on the Notes will be reset to a rate (the “Reset Rate”) that will enable the Notes to be remarketed at a price equal to the sum of the Remarketing Treasury Portfolio Purchase Price and the Separate Notes Purchase Price and, at Great Plains Energy’s option, the applicable Remarketing Fee (all terms as defined in the Purchase Contract and Pledge Agreement). Great Plains Energy estimates that the range of the Remarketing Fee will be from 0.600% to 0.875% of the aggregate principal amount of Notes to be remarketed. Upon a successful remarketing and effective as of the Reset Effective Date (as defined below), the ranking of the Notes will change such that the Notes will rank equally with all of Great Plains Energy’s existing and future unsecured and unsubordinated obligations and the interest deferral provisions of the Notes will be removed. In addition, in connection with a successful remarketing, Great Plains Energy, at its option, may change the maturity dates of the Notes (to any date on or after June 15, 2014 and earlier than June 15, 2042), the optional redemption features of the Notes and the interest payment dates and events of default therefor. The Reset Rate, interest payment dates, any new maturity date, any optional redemption terms and any changes to the events of defaults will be established on the date of the successful remarketing and become effective on the third business day following the date of a successful remarketing (the “Reset Effective Date”).

If the remarketing is successful during the Early Remarketing Period, the proceeds of the remarketing of the Notes that were part of Corporate Units will be used to purchase a portfolio of U.S. treasury securities (or principal or interest strips thereof), which will be substituted for the Notes as a component of the Corporate Units and pledged to secure the Corporate Units holders’ obligation to purchase Great Plains Energy common stock on June 15, 2012. Any remaining proceeds attributable to the Notes that were a component of the Corporate Units will be distributed pro rata to the holders of record on March 19, 2012 of such Corporate Units. The proceeds from the remarketing of any separately held Notes will be remitted following a successful remarketing to the holders of such Notes.

Goldman, Sachs & Co. and J.P. Morgan Securities LLC are the joint lead remarketing agents.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The remarketing of the Notes may be made only by means of a prospectus and a related prospectus supplement, copies of which may be obtained when available from Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 1-212-902-9316 or by e-mailing prospectus-ny@ny.email.gs.com or J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York, 10179, Attention: High Grade Syndicate Desk, 3rd Floor, telephone: 1-212-834-4533.

Filed Pursuant to Rule 433

Registration Statement No. 333-159131

Dated March 9, 2012

About Great Plains Energy:

Headquartered in Kansas City, Mo., Great Plains Energy Incorporated (NYSE: GXP) is the holding company of Kansas City Power & Light Company and KCP&L Greater Missouri Operations Company, two of the leading regulated providers of electricity in the Midwest. Kansas City Power & Light Company and KCP&L Greater Missouri Operations Company use KCP&L as a brand name.

Forward-Looking Statements:

Statements made in this release that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, the outcome of regulatory proceedings, cost estimates of capital projects and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and KCP&L are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs, including but not limited to possible further deterioration in economic conditions and the timing and extent of economic recovery; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and KCP&L; changes in business strategy, operations or development plans; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including but not limited to cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; and other risks and uncertainties.

Filed Pursuant to Rule 433

Registration Statement No. 333-159131

Dated March 9, 2012

This list of factors is not all-inclusive because it is not possible to predict all factors. Other risk factors are detailed from time to time in Great Plains Energy’s and KCP&L’s quarterly reports on Form 10-Q and annual report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement. Great Plains Energy and KCP&L undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

SOURCE: Great Plains Energy

Great Plains Energy

Investors:

Tony Carreño, 816-654-1763

Director, Investor Relations

anthony.carreno@kcpl.com

or

Media:

Katie McDonald, 816-556-2365

Director, Corporate Communications

katie.mcdonald@kcpl.com

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Goldman, Sachs & Co. or J.P. Morgan Securities LLC can arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at (866) 471-2526 or J.P. Morgan Securities LLC collect at (212) 834-4533.